Exhibit 99.1

Innocoll AG Announces Second Quarter 2015 Financial and Operating
Results and Updates Late-Stage Product Portfolio Progress

ATHLONE, Ireland, Aug. 14, 2015 — Innocoll AG (Nasdaq: INNL), a global, commercial-stage, specialty pharmaceutical company that develops, manufactures and supplies a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies, today announced financial and operating results for the three and six months ended June 30, 2015.

”We continued to execute on our objectives during the second quarter,” said Tony Zook, Chief Executive Officer of Innocoll. "Both Cogenzia Phase 3 trials are now dosing patients and we expect to complete enrollment before the end of the first quarter of 2016. We were awarded QIDP status for Cogenzia, which confers a number of potential benefits including Fast Track designation and priority review by the FDA. This may move forward the projected PDUFA action date and the potential commercial launch by several months. We also received feedback from the FDA for our XaraColl Phase 3 program and anticipate patient enrollment in both Phase 3 studies to begin before the end of the third quarter of 2015. Finally, we continued our transition to a commercial-stage pharmaceutical company by strengthening the management team with the appointments of Rich Fante, Chief Commercial Officer and Head of Commercial and Business Development and Pepe Carmona as our CFO, effective September 1. We are excited about maintaining our momentum for the rest of the year.”

Second Quarter 2015 and Recent Highlights

•	Announced results of the pivotal PK study that supports use of the 300 mg dose of XaraColl for Phase 3 studies in post-operative pain.
•	Received feedback from the FDA for our XaraColl Phase 3 program. Both studies will be run in parallel using the 300 mg dose.
•	Raised $16.1 million in net proceeds in a follow-on equity offering.
•	Dosed the first patients in both the COACT-1 and COACT-2 Phase 3 studies of Cogenzia in diabetic foot infections.
•	Announced that Cogenzia was granted Qualified Infectious Disease Product (QIDP) status by the U.S. Food and Drug Administration.
•	Appointed Jose (Pepe) Carmona as Chief Financial Officer effective September 1
•	Appointed Rich Fante as Chief Commercial Officer and Head of Business Development

Clinical Program Update

XaraColl®

•	Feedback regarding our proposed Phase 3 plan administering the 300 mg dose has been received from the FDA. Two identical U.S. Phase 3 studies will test the 300 mg dose versus placebo with a primary endpoint of the 24-hour Summed Pain Intensity Difference rather than the integrated endpoint that we initially contemplated. The trials are expected to begin dosing patients during the third quarter of 2015.

Cogenzia®

•	Two identical Phase 3 trials will be conducted in the U.S., EU and Australia and are enrolling patients. Patient enrollment is expected to be completed before the second quarter of 2016. Topline data from these studies are anticipated to be available in the third quarter of 2016.
•	QIDP status was granted by the U.S. FDA. Cogenzia is now eligible for additional FDA incentives in the approval and marketing path, including Fast Track designation and Priority Review for development and an additional five-year extension of market exclusivity.

CollaGUARD®

•	A clinical program is under development for CollaGUARD to support approval in the U.S. We anticipate finalizing the details on this program before the end of 2015.

Second Quarter 2015 Financial Results

Net Loss Available to Ordinary Shareholders: Innocoll reported a net loss attributable to ordinary shareholders of €24.7 million, or €15.0 per share ($1.27 per ADS), for the three months ended June 30, 2015, compared to a loss of €14.0 million, or €79.2 per share for the three months ended June 30, 2014.

Non-GAAP diluted loss excluding stock-based compensation and certain non-cash finance or other income was €9.8 million or €5.9 per share ($0.50 per ADS), for the three months ended June 30, 2015, compared to a loss of €3.6 million, or €20.2 per share, for the three months ended June 30, 2014. The GAAP and non-GAAP diluted loss per share for the three months ended June 30, 2015 included finance expense of €1.7 million, consisting foreign exchange losses in the quarter.

Weighted average shares outstanding increased from 0.18 million during the three months ended June 30, 2014 to 1.66 million during the three months ended June 30, 2015, respectively, primarily as a result of the conversion of preference shares into ordinary shares and pre-IPO and IPO equity issuances in 2014, and our follow-on offering in the second quarter of 2015.

Revenues: Revenues were €0.6 million for the three months ended June 30, 2015 as compared to €1.3 million for the three months ended June 30, 2014, a decrease of 57%. This decrease was primarily due to a decrease in sales to Jazz Pharmaceuticals/EUSA Pharma of CollatampG®, our gentamicin implant for the treatment and prevention of post-surgical infection, following Jazz Pharmaceuticals’ sale of its EUSA Pharma division in March 2015.

Research and Development (R&D) Expenses: R&D expenses were €4.4 million for the three months ended June 30, 2015 as compared to €0.5 million for the three months ended June 30, 2014. R&D expenses in the three months ended June 30, 2015 included €3.8 million in external clinical research costs, which consisted primarily of expenses incurred in connection with the initiation of our Phase 3 Cogenzia® efficacy trials, the completion of our Phase 3 pivotal XaraColl® pharmacokinetic study, and the initiation of our Phase 3 XaraColl® efficacy trials. R&D expenses are expected to continue to increase going forward as the company advances the clinical development of its products.

General and Administrative (G&A) Expenses: G&A expenses were €3.5 million for the three months ended June 30, 2015 as compared to €2.7 million for the three months ended June 30, 2014. G&A expenses in the three months ended June 30, 2015 and June 30, 2014 included €0.5 million and €1.1 million respectively in non-cash charges for stock-based compensation. Excluding such charges for stock-based compensation, G&A expenses for the three months ended June 30, 2015 were €3.0 million as compared to €1.6 million for the three months ended June 30, 2014. The increase in G&A is primarily due to the incremental expenses incurred in connection with becoming a public company in the third quarter of 2014, and to our continued infrastructure build out to support clinical programs and commercialization.

Finance Expense: Finance expense was €16.1 million for the three months ended June 30, 2015 as compared to an expense of €10.6 million for the three months ended June 30, 2014. Finance expense in each quarter consisted primarily of non-cash items due to the increase in the value of liabilities associated with options issued to pre-IPO investors outstanding at the end of each quarter, as well as foreign exchange gains or losses. In the three months ended June 30, 2015, finance expense included a €14.4 million increase of value of liabilities associated with options and foreign exchange losses of €1.7 million.

Cash Position

As of June 30, 2015, cash and cash equivalents totaled €46.7 million ($52.2 million) compared to €42.4 million as of March 31, 2015 ($45.6 million, converted at exchange rate at March 31, 2015). In addition, the company has available to it up to €25 million in loan commitments from the European Investment Bank (EIB), which have not yet been drawn. Without resort to other funding options available to the company, existing cash and cash available to the company under the EIB debt facility is expected to be sufficient to fund the company's clinical programs and operational expenses through the first half of 2016 as well as to fully fund anticipated capital expenditures in connection with the expansion of the company's manufacturing facility.

For further financial information for the period ending June 30, 2015, please refer to the financial statements appearing at the end of this release. As the financial statements are in euros, all amounts shown in U.S. dollars are for the convenience of the reader only, exchanged at a rate of $1.1189 per euro, the exchange rate as of June 30, 2015.

Conference Call

Innocoll management will host a conference call today at 8:30 a.m. EDT to discuss second quarter 2015 financial results and provide a business update.

To participate in the conference call, please dial 877-407-4018 (domestic) or 201-689-8471 (international) and ask for the "Innocoll second quarter financial results conference call." A live webcast of the call can be accessed under "Events and Presentations" in the News & Investors section of the Company's website at www.innocollinc.com.

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 13615923. The telephone replay will be available until midnight EDT on August 17, 2015.

About Innocoll AG

Innocoll is a global, commercial-stage, specialty pharmaceutical company. We develop and manufacture a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies. Our late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XaraColl® in Phase 3 development for the treatment of post-operative pain; Cogenzia® in Phase 3 for the adjuvant treatment of diabetic foot infections; and CollaGUARD®, a barrier for the prevention of post-surgical adhesions. Our approved products include: CollaGUARD (Ex-US), CollatampG®, Septocoll®, RegenePro®, Collieva®, CollaCare®, Collexa®, and Zorpreva™, which are sold through strategic partnerships with various partners including Takeda, Biomet, and EUSA Pharma. All of our products are made using Type 1 collagen and are manufactured in-house at our facility in Saal, Germany.

For more information, please visit www.innocollinc.com.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments and fair value expense or income on warrants outstanding. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense or income which may be settled through issuance of shares included in our authorized or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this press release of non-GAAP earnings per share, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

Forward-looking Statements

"Any statements in this press release about our future expectations, plans and prospects, including statements about the development of our product candidates, such as the timing, conduct and outcome of our Phase 3 clinical trials of Xaracoll for the treatment of post-operative pain and Cogenzia for the adjuvant treatment of diabetic foot infections, and clinical studies of CollaGUARD, our barrier for the prevention of post-surgical adhesions, and related anticipated FDA pathways and approvals of our proposed clinical strategies, timing and adequacy of the completion of the expansion of our manufacturing facility, pre-commercial activities, the advancement of our earlier stage pipeline, future sales of CollatampG, CollaGUARD, RegenePro, Septocoll or other approved or marketed products, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend", "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including statements about the clinical trials of our product candidates. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, those related to the timing and costs involved in developing and commercializing our products and product candidates, the initiation and conduct of clinical trials, delays in potential approvals by FDA of the commencement of trials, availability of data from clinical trials, positive results from such trials and expectations for regulatory approvals, our scientific approach and general development progress, the availability or commercial potential of our product candidates, the sufficiency of cash resources and need for additional financing or other actions and other factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release."

Tables to follow

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

			Three			Six
	Three months		months	Six months		months
	ended		ended	ended		ended
	06/30/15		06/30/14	06/30/15		06/30/14
Thousands of Euros (except where indicated in US$,
and share and share data)	($'000)	(€'000)	(€'000)	($'000)	(€'000)	(€'000)

Revenue	$637	€569	€1,316	$1,326	€1,185	€2,601
Cost of sales	(1,307)	(1,168)	(1,391)	(2,835)	(2,534)	(2,943)
Gross loss	(670)	(599)	(75)	(1,509)	(1,349)	(342)
Research and development expenses	(4,967)	(4,439)	(539)	(10,305)	(9,210)	(1,047)
General and administrative expenses	(3,969)	(3,547)	(2,689)	(7,097)	(6,343)	(4,791)
Other operating (expense)/income - net	-	-	(39)	-	-	42

Loss from operating activities - continuing operations	(9,606)	(8,585)	(3,342)	(18,911)	(16,902)	(6,138)
Finance expense	(18,050)	(16,132)	(10,617)	(14,757)	(13,189)	(12,250)
Other income/(expense)	-	-	75	(1)	(1)	75
Loss before income tax	(27,656)	(24,717)	(13,884)	(33,669)	(30,092)	(18,313)
Income tax	(27)	(24)	(66)	(62)	(55)	(86)
Loss for the period - all attributable to equity holders of the company	(27,683)	(24,741)	(13,950)	(33,731)	(30,147)	(18,399)
Other comprehensive income:
Currency tralslation adjustment	203	181	(38)	(444)	(397)	(43)
Total comprehensive loss for the period	$(27,480)	€(24,560)	€(13,988)	$(34,175)	€(30,544)	€(18,442)
Basic and diluted loss per share	$(16.7)	€(15.0)	€(79.2)	$(21.4)	€(19.1)	€(170.7)
Basic and diluted loss per ADS	$(1.3)	€(1.1)	€(6.0)	$(1.6)	€(1.4)	€(12.9)

INNOCOLL AG

NON-GAAP NET EARNINGS (UNAUDITED)

			Three			Six
	Three months		months	Six months		months
	ended		ended	ended		ended
	06/30/15		06/30/14	06/30/15		06/30/14
Numerator for non-GAAP loss per share -Thousands of Euros
(except where indicated in US$, and share and share data)	($'000)	(€'000)	(€'000)	($'000)	(€'000)	(€'000)

Net loss - basic	$(27,683)	€(24,741)	€(13,950)	$(33,731)	€(30,147)	€(18,399)
Share based payments	578	517	1,118	1,191	1,064	1,601
Fair value expense on warrants	16,135	14,420	9,272	19,311	17,259	9,272
Non-GAAP net loss - basic and diluted	(10,970)	(9,804)	(3,560)	(13,229)	(11,824)	(7,526)
Denominator - number of shares:
Weighted-average shares outstanding - basic and diluted	1,655,403	1,655,403	176,083	1,579,757	1,579,757	107,796
Loss per share:
Basic and diluted	$(6.6)	€(5.9)	€(20.2)	$(8.4)	€(7.5)	€(69.8)

Loss per ADS:
Basic and diluted	$(0.5)	€(0.5)	€(1.5)	$(0.6)	€(0.6)	€(5.3)

INNOCOLL AG
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2015 and December 31, 2014

Thousands of Euros (except where indicated in US$)	06/30/15	06/30/15	12/31/14
	(unaudited)	(unaudited)
	($'000)	(€'000)	(€'000)
Assets
Property, plant and equipment	$2,059	€1,840	€1,238
Total non-current assets	2,059	1,840	1,238
Inventories	1,475	1,318	1,118
Trade and other receivables	3,974	3,552	761
Cash and cash equivalents	52,249	46,697	45,616
Total current assets	57,698	51,567	47,495
Total assets	59,757	53,407	48,733
Equity
Share capital	1,932	1,727	1,503
Share premium	152,343	136,154	122,084
Capital contribution	809	723	723
Other reserves	13,891	12,415	12,415
Currency translation reserve	(1,140)	(1,019)	(622)
Accumulated share compensation reserve	6,952	6,213	5,149
Accumulated deficit	(153,138)	(136,865)	(106,718)
Total equity attributable to equity holders of the company	21,649	19,348	34,534
Liabilities
Warrant liability	27,411	24,498	7,239
Defined pension liability	69	62	61
Total non-current liabilities	27,480	24,560	7,300
Trade and other payables	8,038	7,184	5,055
Deferred income	2,581	2,307	1,835
Current taxes payable	9	8	9
Total current liabilities	10,628	9,499	6,899
Total liabilities	38,108	34,059	14,199
Total equity and liabilities	59,757	53,407	48,733

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Six	Six	Six
	months	months	months
	ended	ended	ended
Thousands of Euros (except where indicated in US$)	06/30/15	06/30/15	06/30/14
	($'000)	(€'000)	(€'000)
Operating activities loss for the period	$(33,730)	€(30,147)	€(18,399)
Adjustments for:
Finance (income)/expense	14,757	13,189	12,250
Depreciation/impairment of property, plant & equipment	170	153	137
Income tax expense	62	55	86
Loss on the sale of fixed assets	1	1	(75)
Share based payment	1,191	1,064	1,601
Foreign exchange gains	(253)	(226)	10
Operating cash outflows before movements in working capital	(17,802)	(15,911)	(4,390)
Decrease in inventory	(224)	(200)	580
Increase in trade and other receivables	(3,123)	(2,791)	(1,126)
Increase in trade and other payables	2,382	2,129	2,174
Increase/(decrease) in deferred income and defined benefit pension liability	529	473	(623)
Income taxes paid	(63)	(56)	(86)
Net cash used in operating activities	(18,301)	(16,356)	(3,471)
Cash flows from investing activities:
Purchases of property, plant and equipment	(846)	(756)	(293)
Interest received	(6)	(5)	-
Proceeds on sale of Fixed Assets	-	-	75
Net cash used in investing activities:	(852)	(761)	(218)
Cash inflows from financing activities:
Proceeds from issue of shares	15,994	14,294	12,497
Net cash inflows from financing activities	15,994	14,294	12,497
Net decrease in cash and cash equivalents	(3,159)	(2,823)	8,808
Cash and cash equivalents at the beginning of the period	51,040	45,616	2,692
Effect of foreign exchange rate changes	4,368	3,904	33
Cash and cash equivalents at the end of the period	$52,249	€46,697	€11,533

Corporate:

Denise Carter
Executive Vice President Business Development
and Corporate Affairs

(215) 765-0149

dcarter@innocollinc.com

Investor Contact:

Russo Partners, LLC

Robert E. Flamm, Ph.D.

(212) 845-4226

robert.flamm@russopartnersllc.com